UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form  40-F ☐

Sustainability Report of KB Financial Group Inc. for 2024

On June 30, 2025, KB Financial Group Inc. (“KB Financial Group”) published its sustainability report for 2024 (the “Report”), prepared in accordance with the Global Reporting Initiative Standards 2021, a set of global reporting standards for the publication of sustainability reports.

KB Financial Group aims to create social value and enhance the trust of its customers and shareholders based on its sustainability strategies and performance. The Report divides its key topics into those that are material to investors and those that are material to general stakeholders:

•

From an investor’s perspective, the Report discloses KB Financial Group’s sustainable management information and risk/opportunity factors based on key issues that are linked to the financial impact on KB Financial Group, including ‘Risk Management’, ‘Response to Climate Change’, ‘Inclusive Finance’, ‘Financial Consumer Protection’ and ‘Digital Innovation and Technology’. These five key topics, which were selected in accordance with financial materiality standards for investors, are disclosed in a dedicated investor-focused section and reflect the disclosure framework set forth under the sustainability standards issued by the International Sustainability Standards Board (“ISSB”), including IFRS S1 (General Requirements for Disclosure of Sustainability-related Financial Information) and IFRS S2 (Climate-related Disclosures).

•

From a general stakeholder’s perspective, the Report discloses sustainability-related activities and achievements that reflect the interests of various stakeholders, including customers, employees and local communities, along with KB Financial Group’s mid- to long-term roadmap and implementation system.

In addition, KB Financial Group disclosed key policy initiatives through the public policy-linked data, including family-friendly management, industrial safety and employee diversity. The information relating to environmental, social and corporate governance (“ESG”) contained in the Report also takes reference from the disclosure requirements of the Sustainability Accounting Standards Board (“SASB”) and the United Nations Principles for Responsible Banking (“UN PRB”).

The Report is currently available in Korean on KB Financial Group’s website at www.kbfg.com. The English version of the Report is scheduled to be posted on or around July 31, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: June 30, 2025	By: /s/ Sang Rok Na
(Signature)

Name: Sang Rok Na
Title: Managing Director and Chief Financial Officer